Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

October 18, 2005

Item 3  News Release

A press release was issued on October 18, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On October 18, 2005, the Company announced that it has decided to further restructure its business unit portfolio in pursuit of enhanced shareholder value. The Company announced that it intends to divest of Royal Ecoproducts Co., a producer of recycled polypropylene compounds. Royal Ecoproducts primarily supplies these compounds to Royal Dynamics Limited, which is another wholly owned subsidiary of the Company engaged in injection molding of various building products. The decision to divest Royal Ecoproducts recognizes its continuing financial underperformance, as well as the fact that the compounds it manufactures are available from other companies. During the twelve months ended December 31, 2004, Royal Ecoproducts recorded an EBITDA loss of $5.2 million.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

October • , 2005

SCHEDULE “A”

Royal Group Announces Additional Portfolio Restructuring

TORONTO, Oct. 18 /CNW/ - Royal Group Technologies Limited (RYG-TSX; RYG-NYSE) announced today that it has decided to further restructure its business unit portfolio in pursuit of enhanced shareholder value. Today's announcement is pursuant to previous news releases, in which Royal Group has noted that business unit portfolio restructuring is one element of its four-part management improvement plan. On July 28, Royal Group announced that it intended to divest of its Royal Alliance, Baron Metal, Roadex Transport and Polish subsidiaries.

Today, Royal Group announced that it intends to divest of Royal Ecoproducts Co., a producer of recycled polypropylene compounds. Royal Ecoproducts primarily supplies these compounds to Royal Dynamics Limited, which is another wholly owned subsidiary of Royal Group engaged in injection molding of various building products. The decision to divest Royal Ecoproducts recognizes its continuing financial underperformance, as well as the fact that the compounds it manufactures are available from other companies. During the twelve months ended December 31, 2004, Royal Ecoproducts recorded an EBITDA loss of $5.2 million.

About Royal Group Technologies

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based home improvement, consumer and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Special Committee of the Board of Directors and its outcome; the outcome of the ongoing assessment and review of the Royal Building System's compliance with the smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building System; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of October 18, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: James Lawn, Chief Financial Officer, Royal Group Technologies Limited, Phone (905) 264-0701.